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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Credit Suisse First Boston,
        on behalf of the Credit Suisse First Boston business unit
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   (Last)                           (First)             (Middle)

     11 Madison Avenue
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                                    (Street)

     New York                  NY                        10010
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Innoveda, Inc. (INOV)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     November 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                       126,481      I       (1)(2)(3)
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Common Stock                                                                                     6,440,804      I       (1)(3)(4)
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Common Stock                                                                                     1,755,195      I       (1)(3)(5)
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Common Stock                                                                                        29,273      I       (1)(3)(6)
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Common Stock                                                                                       386,448      I       (1)(3)(7)
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Common Stock                                                                                       771,715      I       (1)(3)(8)
====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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====================================================================================================================================

Explanation of Responses:

See Attachment A for footnotes:

Credit Suisse First Boston, acting
solely on behalf of the Credit Suisse
First Boston business unit

/s/ Lindsay Hollister                                    12/11/00
---------------------------------------------            ---------
By: Lindsay Hollister, Director                          Date
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                    Attachment A


                           EXPLANATION TO RESPONSES:


1. Donaldson, Lufkin & Jenrette Capital Corporation ("DLJCC") is the parent of DLJ Capital Associates VIII, Inc. which is the General Partner of Sprout Capital VIII, L.P. and DLJCC is also Parent to DLJ Growth Associates II, Inc. which is the General Partner of DLJ Growth Associates II, L.P., which is the General Partner of Sprout Growth II, L.P. Credit Suisse First Boston
     (USA), Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the parent of DLJ LBO Plans Management Corporation and the parent of DLJCC.

2.   These shares are held directly by DLJCC.

3. This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CSFB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

     The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

     The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

4. These shares are held directly by the Fleet Bank, N.A., as Trustee under a Voting Trust Agreement. Sprout Capital VIII, L.P. is a party to the Trust Agreement. DLJCC is the Managing General Partner of such partnership.

5. These shares are held directly by the Fleet Bank, N.A., as Trustee under a Voting Trust Agreement. Sprout Growth II, L.P. is a party to the Trust Agreement. DLJCC is the Managing General Partner of such partnership.

6. These securities held directly by Sprout CEO, Fund, L.P.. DLJCC is the General Partner of such partnership.

7. These securities are held directly by Sprout Venture Capital, L.P. DLJCC is the General Partner of such partnership.

8. The shares are held directly by the Fleet Bank, N.A., as Trustee under a Voting Trust Agreement. DLJ ESC II, L.P. is a party to the Trust Agreement. DLJ LBO Plans Management Corporation is the General Partner of such partnership.